SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                (Amendment No. 2)

                     CORNERSTONE INTERNET SOLUTIONS COMPANY
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                                (Name of Issuer)

                     CORNERSTONE INTERNET SOLUTIONS COMPANY
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                       Class C Convertible Preferred Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                      (CUSIP Number of Class of Securities)

                                Edward Schroeder
                     Cornerstone Internet Solutions Company
                             584 Broadway, Suite 509
                            New York, New York 10012
                                 (212) 343-3920

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:

                              Steven Wolosky, Esq.
                          Kenneth A. Schlesinger, Esq.
                     Olshan Grundman Frome & Rosenzweig LLP
                                 505 Park Avenue
                               New York, NY 10022
                                 (212) 753-7200
                            Facsimile: (212) 755-1467

                                October 28, 1998
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     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
           Transaction Valuation1                    Amount of Filing Fee
-------------------------------------------------------------------------------
                   $7,825,000                              $1,565
-------------------------------------------------------------------------------

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:     $1,565                Filing party:     N/A
                        ---------------------                  -----------------

Form or registration no.:   Schedule 13E-4        Date filed:  October 28, 1998
                         --------------------                  -----------------

--------
 1 Estimated solely for purposes of calculating the fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended. Based upon the book value of the Class C Convertible Preferred Stock $ 1,250, multiplied by the number of shares of Class C Convertible Preferred Stock (6,260) that the issuer, Cornerstone Internet Solutions Company (the "Company"), is offering to acquire.

            This constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule 13E-4 filed by the undersigned (the "Schedule 13E-4"). This Amendment No. 2 supplements the Schedule 13E-4 as specifically set forth. All capitalized terms used herein which are not otherwise defined have the meaning ascribed to them in the Schedule 13E-4.

            This Amendment to Schedule 13E-4 is being filed to report that the Exchange Offer terminated on November 25, 1998. As a result of the Exchange Offer, 5,720 shares of Class C Preferred Stock were exchanged for approximately 5,720 newly-issued shares of Class D Convertible Preferred Stock. The balance of 540 shares of Class C Preferred Stock remain outstanding.

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                        CORNERSTONE INTERNET SOLUTIONS COMPANY



                                        By: /s/ Edward Schroeder
                                            ------------------------------------
                                            Name:  Edward Schroeder
                                            Title: President and Chief Executive
                                                   Officer

Dated: December 9 , 1998